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FOR IMMEDIATE RELEASE                                      October 15, 1997

FOR INFORMATION CONTACT
Michael D. Rumbolz,
President & Chief Operating Officer
or Geoffrey A. Sage, Corporate Controller
(702) 896-7568

                            ANCHOR GAMING
                   ADOPTS SHAREHOLDERS' RIGHTS PLAN


LAS VEGAS, NEVADA - Anchor Gaming (NASDAQ--SLOT) announced today that its Board of Directors has implemented a Shareholders' Rights Plan in which Rights to purchase shares of Anchor Gaming's Common Stock will be distributed as a dividend, one Right per share, to record owners of Anchor Gaming's Common Stock as of the close of business on October 20, 1997. The Shareholders' Rights Plan was not adopted in response to any known offers for Anchor Gaming.

     Anchor Gaming's Board of Directors notes in a letter to stockholders that the Plan was designed to require that any potential acquiror seeking to obtain control of Anchor Gaming treat all Anchor Gaming shareholders fairly and equally and to deter the use of coercive takeover tactics. The Board also stated that while it is not aware of any effort to acquire control of Anchor, "we believe the current environment and Anchor Gaming's strong cash position make the adoption of the Plan a prudent step to take at this time."

     Upon becoming exercisable, each Right entitles holders to purchase an additional one one-thousandth share of Preferred Stock for $400.00. The Rights are not exercisable, however, until a person or group acquires more than 15% of the common stock, announces a tender offer, or takes certain hostile actions specified in the Plan. Thereafter, the purchase price and number of shares purchasable may be adjusted if a person or group acquires more than 15% of the common stock or is determined to be a person not acting in the long-term best interest of Anchor Gaming and engages in a merger or other specified transactions involving Anchor Gaming. Details of the Plan and the Rights are outlined in a letter that is being mailed to all Anchor Gaming shareholders.

     Anchor Gaming is a diversified gaming company that capitalizes on its experience as an operator and developer of gaming machines and casinos by developing gaming oriented businesses. Anchor Gaming currently develops and distributes unique proprietary games, operates two casinos in Colorado, and operates one of the largest gaming machine routes in Nevada.